Exhibit 99.1

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. and its subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Cimatron Gibbs LLC, (a subsidiary), which statements reflect total assets constituting 13% and 16% of consolidated total assets as of December 31, 2013 and 2012, respectively, and total revenues constituting 29%, 31% and 30% of consolidated total revenues for the years ended December 31, 2013, 2012 and 2011 respectively. Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 30, 2014

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 3	2 0 1 2
ASSETS

Current assets
Cash and cash equivalents		$13,052	$11,903
Trade accounts receivable, net of allowance for doubtful accounts of $1,097 and $1,004 as of December 31, 2013 and 2012 respectively	3	6,838	6,049
Other accounts receivable and prepaid expenses	4	2,218	1,592
Inventory		216	196
Total current assets		22,324	19,740

Deposits with insurance companies and severance pay funds	7	3,725	3,296

Property and equipment	5
Cost		10,145	10,062
Less - accumulated depreciation		9,168	9,187
Property and equipment, net		977	875

Other assets
Goodwill, net		9,225	9,067
Other Intangible Assets		759	1,432
Deferred tax asset		423	-
Total other assets		10,407	10,499
Total assets		$37,433	$34,410

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 3	2 0 1 2
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$5	$1
Related parties		-	150
Trade payables		1,356	1,169
Other liabilities and accrued expenses	6	6,297	7,054
Deferred revenues		2,974	2,843
Total current liabilities		10,632	11,217

Long-term liabilities
Accrued severance pay	7	5,018	4,453
Deferred tax liability		69	275
		5,087	4,728

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding 11,339,353 shares at December 31, 2013 and 9,948,948 at December 31, 2012)		350	313
Additional paid-in capital and other capital surplus		16,967	18,906
Retained earnings (accumulated deficit)		4,823	(24)
Accumulated comprehensive income (loss)		293	(6)
		22,433	19,189
Treasury stock, at cost; 607,956 shares at December 31, 2013 and 2012		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		21,681	18,437

Non controlling interest		33	28

Total equity		21,714	18,465

Total liabilities and shareholders’ equity		$37,433	$34,410

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 1

Revenues:	12a
Products		$19,510	$19,120	$18,177
Maintenance and Services		24,736	23,194	22,537
Total		44,246	42,314	40,714

Cost of revenues	12b
Products		4,118	3,483	3,769
Services		1,711	1,609	1,614
Total		5,829	5,092	5,383

Gross profit		38,417	37,222	35,331

Research and development expenses, net		7,389	7,001	6,739

Selling, general and administrative expenses	12c	25,566	24,677	24,453

Operating income		5,462	5,544	4,139

Financial expenses, net		(23)	(35)	(195)
Other expenses		(15)	(30)	(6)

Income before income taxes		5,424	5,479	3,938

Income taxes	10	(572)	(1,770)	(1,327)

Net income		4,852	3,709	2,611

Less: Net loss (gain) attributable to the non controlling interest		(5)	(10)	57

Net income attributable to Cimatron's shareholders		$4,847	$3,699	$2,668

Net Income per share (basic and diluted)		$0.49	$0.40	$0.29

Weighted average number of shares outstanding
Basic earnings per share		9,796	9,323	9,252

Diluted earnings per share		9,832	9,337	9,292

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Net income	$4,852	$3,709	$2,611

Unrealized gain (loss) on derivative instruments	-	277	(431)

Unrealized gain (loss) on other assets & Goodwill in non-reporting currency	158	59	(109)

Foreign currency translation adjustment	141	104	359

Comprehensive income	$5,151	$4,149	$2,430

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Non-		Additional				Total
	controlling	Share	paid-in	Comprehensive	Accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit	stock	equity

Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)	-	-	-	2,668	-	2,611
Cash dividend paid	-	-	-	-	(3,216)	-	(3,216)
Comprehensive loss	-	-	-	(181)	-	-	(181)
Exercise of stock options	-	9	724	-	-	-	733

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Non-		Additional				Total
	controlling	Share	paid-in	Comprehensive	Accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit	stock	equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

Changes during the year ended December 31, 2012:
Net Income	10	-	-	-	3,699	-	3,709
Cash dividend paid	-	-	-	-	(2,872)	-	(2,872)
Changes in non-controlling interest	149	-	(205)	-	-	-	(56)
Comprehensive income	-	-	-	440	-	-	440
Exercise of stock options	-	-	112	-	-	-	112

Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	Income (loss)	deficit)	stock	equity

Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

Changes during the year ended December 31, 2013:
Net Income	5	-	-	-	4,847	-	4,852
Cash dividend paid	-	-	(7,916)	-	-	-	(7,916)
Issuance of shares	-	28	5,748	-	-	-	5,776
Issuance of restricted shares	-	9	-	-	-	-	9
Comprehensive income	-	-	-	299	-	-	299
Stock based compensation	-	-	229	-	-	-	229

Balance at December 31, 2013	$33	$350	$16,967	$293	$4,823	$(752)	$21,714

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
CASH FLOWS - OPERATING ACTIVITIES
Net Income	$4,852	$3,709	$2,611

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,043	1,307	1,376
Increase (decrease) in accrued severance pay	493	159	(135)
Stock options compensation	182	-	-
Deferred taxes, net	(1,108)	104	504

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(863)	178	(222)
Increase in inventory	(15)	(12)	(2)
Decrease (increase) in deposits with insurance companies
and severance pay fund	(429)	(227)	210
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(684)	(2,045)	228
Net cash provided by operating activities	3,471	3,173	4,570

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(459)	(265)	(428)
Proceeds from sale of property and equipment	-	1	-
Purchase of non-controlling interest	-	(52)	-
Net cash used in investing activities	(459)	(316)	(428)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	4	(83)	(10)
Long-term bank credit	(1)	(8)	(87)
Proceeds from issuance of shares upon exercise of options	47	112	733
Proceeds from issuance of restricted shares	9	-	-
Proceeds from issuance of shares from public offering	5,776	-	-
Cash dividend paid	(7,916)	(2,872)	(3,216)
Net cash used in financing activities	(2,081)	(2,851)	(2,580)

Effect of exchange rate changes on cash	218	110	4

Net increase in cash and cash equivalents	1,149	116	1,566
Cash and cash equivalents at beginning of year	11,903	11,787	10,221
Cash and cash equivalents at end of year	13,052	11,903	11,787
Supplemental information:
Cash paid during the year for income taxes	$2,230	$1,083	$755

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Appendix B - Non-cash transactions

Purchase of property on credit	$-	$5	$19

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 -         GENERAL

Cimatron Ltd. (the "Company" or "Cimatron") designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (the "dollar").

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) 830-10 “Foreign Currency Translation” (“ASC 830-10”) (formerly: Statement of Financial Accounting Standards ("SFAS") No. 52). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

D.	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities" (“ASC 320-10”) (formerly: “SFAS No. 115).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2013 the Company had no investment in marketable securities.

F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the carrying values of the financial instruments included in working capital of the Company approximate their fair-values.

G.	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and trade accounts receivables. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade account receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The Company performs ongoing evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade account receivables.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, of which the collection, in management’s estimation, is doubtful.

I.	Inventory

Inventory is presented at the lower of cost or market.  Cost is determined by the “first in, first out” method.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized, using the straight-line method, over the shorter of the lease term or the useful lives of the improvements.

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable intangible assets as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment using a two-step process that may be preceded by a qualitative impairment assessment. Qualitative impairment assessment should be made to changes in circumstances and events indicating whether some of the intangible assets were impaired. When determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required.  The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded. No write-offs were recorded during 2013, 2012 and 2011.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to not be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10").

L.	Software development costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” (ASC 805-10), and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

Acquisition-related intangible assets amortization amounted approximately $673,000, $934,000 and $990,000 for the years ended 31 December, 2013, 2012 and 2011 respectively.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

O.	Revenue recognition

The Company recognizes revenues in accordance with ASC 985-605-15, “Software Revenue Recognition” (“ASC 985-605-15”).

In accordance with ASC 985-605-15, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the vendor-specific objective evidence of fair-value (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

Service revenues include consulting services, post-contract customer support and training. Revenues from consulting services are generally recognized on a time and material basis. Post-contract customer support arrangements provide for technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition (Cont.)

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. The Company's arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

P.	Research and development costs

Research and development costs are expensed as incurred.

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

The Company evaluates the realizability of its deferred tax assets for each jurisdiction in which it operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income.

For uncertain tax positions, the Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the Company’s financial statements, represent unrecognized income tax benefits, which the Company either records as a liability or as a reduction of deferred tax assets. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

R.	Basic and diluted net income per share

Basic and diluted net income per share have been computed in accordance with ASC 260-10 “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year, net of treasury shares. In computing diluted net income per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses from time to time currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities", as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship.

The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings.

The Company's outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders' equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

There were no foreign currency forward contracts and foreign currency options outstanding at December 31, 2013 and 2012.

T.	Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements (Cont.)

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on the Company’s financial position or results of operations.

NOTE 3 -         TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 3	2 1 0 2

Accounts receivable	$7,935	$7,053
Less - allowance for doubtful accounts	(1,097)	(1,004)
	$6,838	$6,049

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Allowance for doubtful accounts at beginning of year	$1,004	$964	$983
Provision	251	130	156
Translation adjustments	(4)	(3)	(1)
Accounts receivable written off	(154)	(87)	(174)
Allowance for doubtful accounts at end of year	$1,097	$1,004	$964

NOTE 4 -         OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 3	2 0 1 2

Prepaid expenses	$552	$337
Deferred tax asset	742	370
Government institutions	710	693
Other	214	192
	$2,218	$1,592

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 -         PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 3	2 0 1 2
Cost:
Computers and software	$7,290	$7,014
Office furniture and equipment	2,119	2,302
Vehicles	123	145
Leasehold improvements	613	601
	10,145	10,062
Accumulated depreciation:
Computers and software	6,432	6,268
Office furniture and equipment	2,037	2,197
Vehicles	108	143
Leasehold improvements	591	579
	9,168	9,187
Property and equipment, net	$977	$875

NOTE 6 -         OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 3	2 0 1 2

Employees and related liabilities	$2,606	$2,550
Accrued expenses	2,710	2,276
Taxes to government institutions	725	1,078
Deferred tax liability	256	1,150
	$6,297	$7,054

NOTE 7-          ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, and only for employment periods after May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law. There was no change in the calculation of the Company's liability for severance pay in Israel for employment periods before May 1, 2009.

The Company's liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -         CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants received from the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”), the Company was obligated to pay the Chief Scientist, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% (150% for certain grants) of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believed that the majority of products that it has sold since January 1, 2005 were not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $2,900, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. In July 2012 the Company reached an agreement with the Chief Scientist, pursuant to which, Cimatron paid to the Chief Scientist an amount of approximately $2,500, and the Chief Scientist exempted Cimatron from any further royalty reports and payments, other than as may be required under applicable law in the event of a transfer of know how outside of Israel. As a result of this agreement, the Company recorded additional income of approximately $400, reflected as a lower cost of revenue in its 2012 Statement of Operations.

B.	Regarding commitments in respect of the Company's approved enterprises see Note 10.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

On July 16, 2013, the Company received a letter from the Fund claiming that the Company did not properly calculate the amount of exports for the years 2008 through 2011. The Fund requested that the Company provide export reports calculated based on the Fund’s alleged method of calculation. On August 1, 2013, the Company responded to the Fund stating its position that it believed it properly calculated the amount of exports. On October 2, 2013, the Company received another letter from the Fund, claiming again (among other technical matters) that the Company did not properly calculate the amount of exports for the years 2008 through 2011. In a letter dated November 3, 2013, the Company fulfilled the technical requests appearing in the October 2, 2013 letter, and re-iterated its position regarding the method of exports calculations for the years 2008 through 2011. In the event that it is determined that the Company should follow the Fund’s approach, the Company would be required to pay royalties in the amount of $566, representing the entire not-yet repaid grant.

The Company believes that the Fund position is not strong, and therefore has accrued royalty expenses in its Statement of Operations for the year ended December 31st, 2013 in the amount of approximately $23, based on the Company’s calculation method.

The Company's contingent liability to the Fund as of December 31, 2013 is $566, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $2,850 until December 31, 2016.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -         CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2013, 2012 and 2011 were approximately $1,198, $1,147, and $1,194, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2018. The minimum payment under the Company’s various operating leases, that would be due upon the cancellation thereof, amounted to $1,889 as of December 31, 2013.

Future minimum lease commitments under the Company's various operating leases as of December 31, 2013 are as follows:

Year ended December 31,
2014	1,811
2015	1,761
2016	1,667
2017	1,647
2018 and thereafter	1,535
$8,421

NOTE 9 -         SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are listed and traded in the United States on the Nasdaq Capital Market.

B.	Share Option and Restricted Shares Plans

In October 2004, the Company's Board of Directors adopted the 2004 Share Option and Restricted Shares Incentive Plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from a previous stock option plan adopted in April 1998 (the “1998 Share Option Plan”) to the 2004 Share Option Plan for future grants.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -         SHAREHOLDERS’ EQUITY (cont.)

A summary of the status of the 2004 Share Option Plan as of December 31, 2013, 2012 and 2011, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 3		2 0 1 2		2 0 1 1
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	20,905	$2.25	59,905	$2.56	400,655	$2.21
Granted	-	-	-		-	-
Exercised	(20,905)	$2.25	(39,000)	$2.72	(340,750)	$2.15
Cancelled	-	-	-		-	-
Outstanding at year end	-	-	20,905	$2.25	59,905	$2.56
Options exercisable at year end	-	-	20,905	$2.25	59,905	$2.56
Weighted average fair value of options granted during the year	-		-		-

On September 10, 2013, the Company granted an aggregate of 334,500 restricted shares under the 2004 Share Option Plan to certain of its directors, executive officers and employees, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of three years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement with the Company, 8.3325% of the restricted shares shall be released from the Company's repurchase right.

The Company intends to grant additional options and/or restricted shares under the 2004 Share Option Plan to its directors, executive officers and employees. At December 31, 2013 a reserve of 307,417 shares were available under the 2004 Share Option Plan for grants of options or restricted shares to directors, officers, employees and consultants of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company’s operations were granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law"). Reduced tax rates applied to the Company’s income from the approved enterprise (which was determined based upon the increase in the Company’s revenue during the first year of its having the above-mentioned status as compared to the year before).

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company would have been liable for tax at a rate of 25% on such earnings. Prior to 2012, the Company did not provide deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested.

On May 12, 2011 and August 4, 2011, the Company declared special cash dividends of NIS 0.45 per share and NIS 0.80 per share, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. On May 17, 2012 and November 7, 2012, the Company declared special cash dividends of NIS 0.78 per share and NIS 0.41 per share, respectively (approximately $0.20 and $0.11, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 25, 2012 and December 17, 2012 to shareholders of record as of June 4, 2012 and November 28, 2012, respectively. The Company believes that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise’s income will be derived from export.

In January 6, 2011 an amendment to the Investment Law was published. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, in 2013 7% and 12.5%, respectively and  from  2014,  9% and 16%, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% (20% from 2014) or lower, as may be provided in an applicable tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. Under the transition provisions, the Company may decide to irrevocably implement the provisions of the 2011 Amendment while waiving benefits provided under the current law or to remain subject to the current law.

As the Company was no longer eligible for any benefits under its previous Approved Enterprises, in early May 2011 the Company informed the Israeli Tax Authority that it opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011, will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has elected to do so must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. As of December 31, 2012 Cimatron intended to elect to benefit from such reduced corporate tax rate on exempt Approved Enterprise earnings, in case such earnings are distributed to shareholders, hence a deferred tax provision in the amount of $787 was included in the Company’s financial statements in respect of the tax payment expected in order to release the Company’s entire exempt Approved Enterprise earnings of approximately $7,900 for future cash distributions.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

On December 27, 2012 and February 5, 2013, the Company declared special cash distributions of NIS 1.60 per share and NIS 1.54 per share, respectively (approximately $0.43 and $0.41, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on February 4 and March 5, 2013 to shareholders of record as of January 17 and February 15, 2013, respectively. These distributions were made from paid-in capital, following a court approval that was given in April 2012, allowing the distribution of up to $10 million to Cimatron shareholders, and following a ruling that was obtained from the Israeli Tax Authority. Further distributions under the said court approval and tax ruling, if any, are subject to subsequent Board of Directors approval of specific payments out of the total potential distribution amount. The above-mentioned ruling from the Israeli Tax Authority (the “Ruling”) dictated, among other things, that any distributions made under the above-mentioned court approval would be considered as distributions that were made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, up to the total amount of such exempt earnings. The Ruling also provided that if the Company would elect to benefit from reduced corporate tax rate on exempt Approved Enterprise earnings pursuant to the above-mentioned amendment to the Investments Law which became effective on November 12, 2012, such reduced tax rate would apply to distributions made under the court approval. In January 2013 the Company elected to benefit from the reduced tax rate and in February 2013 the Company paid to the Israeli Tax Authority the amount of approximately $787 that was included as a deferred tax provision in the Company’s financial statements for the year ended December 31, 2012.

B.	Current income taxes.

The Company's current income tax liability in 2013, 2012 and 2011, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income (loss) before taxes on income:
Domestic (Israel)	$2,322	$1,124	$646
Foreign	3,102	4,355	3,292
	5,424	5,479	3,938
Provision for income taxes:
Deferred taxes	1,104	(104)	(504)
Current taxes	(1,676)	(1,666)	(823)
	$(572)	$(1,770)	$(1,327)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

C.	Deferred income taxes

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 3	2 0 1 2
Deferred tax assets:
Loss carryforwards	$219	$703
Temporary differences	1,165	494
Total deferred tax assets	1,384	1,197
Valuation allowance	(216)	(827)
	$1,168	$370
Deferred tax liabilities:
Intangible assets	(328)	(638)
Exempt Approved Enterprise earnings	-	(787)
Total deferred tax liabilities	(328)	(1,425)
Total deferred tax assets (liabilities), net	$840	$(1,055)

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from temporary differences and from net operating loss carry forwards in Italy, since Management currently believes, that it is more likely than not, that those deferred tax assets will not be utilized in the foreseeable future.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

C.
The following is a reconciliation of the theoretical tax expense assumed that all income is taxed at the statutory tax rate in Israel and other jurisdiction to the actual income tax reported in the Company's statements of operations:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income before income taxes as reported
in the consolidated statements of operations	$5,424	$5,479	$3,938

Income taxes under statutory tax rate	1,466	1,816	1,257

Increase (decrease) in taxes:

Decrease in valuation allowance	(611)	(693)	(190)
Increase (decrease) in taxes resulting from permanent differences and non-deductible expenses	5	(48)	204
Tax in respect of prior years	81	711	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net (*)	83	172	56
Differences to statutory tax rate in Israel	(246)	-	-
Temporary differences	(296)	-	-
Other	90	(188)	-
Income taxes in the statements
of operations	$572	$1,770	$1,327

(*)
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

D.	(Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

Year ended
December 31,
2 0 1 3

Balance at January 1, 2013	$787
Gross change in tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2013	$787

Year ended
December 31,
2 0 1 2

Balance at January 1, 2012	$544
Gross change tax positions of current period	463
Gross change for tax positions of prior year	(220)
Balance at December 31, 2012	$787

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

E.
Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2011.

The Company's subsidiary in Italy has been issued final assessments by the Italian tax authorities through the tax year ended December 31, 2007.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -       TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone continued to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and received the entire annual management fee until September 10, 2013. During 2013, DBSI informed the Company that it will stop providing the management services to the Company. Such services included, among others, service of members of the board (performed by three directors). Upon the cessation of the management services (that took place on September 10, 2013), DBSI ceased to receive the management fees.

B.
The following transactions between the Company, on the one hand, and DBSI (significant shareholders of the Company until May 2013), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Management fees	$371	$499	$520

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moorpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation. At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month). In August 2012 the Company exercised its option to extend the lease for an additional five years, ending on December 31, 2017, under the same terms and rent payments as existed prior to the extension.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -       SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2013, 2012 and 2011:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Revenue by geographical region:
Israel	$1,078	$969	$979
Germany	11,063	9,648	9,860
Italy	6,507	6,352	6,797
Rest of Europe	3,818	3,635	3,438
Far East	7,156	6,646	6,050
USA	12,057	12,337	11,187
Rest of North America	1,788	1,902	1,659
Others	779	825	744
	$44,246	$42,314	$40,714
Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Hardware and software	$3,429	$3,217	$3,073
Salaries and employee benefits	1,269	1,212	1,084
Royalties to the Chief Scientist	-	(419)	-
Amortization of other intangible assets	588	588	588
Depreciation	10	12	9
Other	553	490	632
	5,849	5,100	5,386
Decrease (increase) in inventory	(20)	(8)	(3)
	$5,829	$5,092	$5,383

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -       SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Marketing costs	$1,206	$1,267	$1,167
Selling expenses	19,188	18,281	18,135
General and administrative expenses	4,894	4,606	4,535
Amortization of other intangible assets	85	325	392
Depreciation	193	198	224
	$25,566	$24,677	$24,453

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2013 and 2012, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California
February 19, 2014